EXHIBIT 99.1
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                               Continuation Sheet

                            Explanation of Responses


(1) Vertical Fund I, L.P., a Delaware limited partnership ("VFI"), and Vertical Fund II, L.P., a Delaware limited partnership ("VFII" and together with VFI, "Vertical"), collectively own 481,502 shares of common stock, par value $0.001 per share ("Common Stock"), of Micro Therapeutics, Inc. (the "Company"). The reporting person, a director of the Company, is a general partner of The Vertical Group, L.P., a Delaware limited partnership, the sole general partner of VFI and VFII. VFI and VFII are members of ev3 LLC, a Delaware limited liability company, which wholly owns Micro Investment, LLC, a Delaware limited liability company ("Micro LLC"). By reason of the provisions of Rule 16a-1 of the Securities Exchange Act of 1934, as amended, the reporting person may be deemed to be the beneficial owner of all of the shares of Common Stock owned by Vertical as well as an indeterminate portion of the 24,336,759 shares of Common Stock owned by Micro LLC. The reporting person disclaims beneficial ownership of all shares of Common Stock owned by Vertical and the reporting person disclaims beneficial ownership of all shares of Common Stock owned by Micro LLC, in each case, except to the extent of any indirect pecuniary interest therein.

(2) 1,000 of the options vested on 5/20/04; 1,000 of the options will vest on 5/20/05; 1,000 of the options will vest on 5/20/06; and 1,000 of the options will vest on 5/20/07.